The New Brunswick Economy 2006

Published by:
Department of Finance
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/0024/index-e.asp

March 28, 2006

Cover:
Communications New Brunswick (CNB 3608)

Translation:
Translation Bureau, Supply and Services

Printing and Binding:
Printing Services, Supply and Services

ISBN 1-55396-268-0

ISSN 0548-4073

Printed in New Brunswick

Think Recycling!

NOTE: The analysis contained in the document is based on data available as of March 10, 2006; historically comparable data series are used. Numbers may not add due to rounding.

Data will be updated on the Finance Web site at: http://www.gnb.ca/0024/index-e.asp

2005 Statistical Summary
	Growth Rates[1]
	2004 to 2005
	N.B.	Canada
Output and Income
Gross Domestic Product (GDP)
Current Dollars	3.9	6.1
Chained (1997) Dollars	2.3	2.9
Personal Income	2.9	4.9
Gross Fixed Capital Formation	8.6	6.6
Foreign Exports	13.0	5.8
Retail Trade	5.3	6.1
Population and Labour Force
Total Population (July 1)	0.0	0.9
Labour Force	0.1	0.9
Employment	0.1	1.4
Unemployment	-0.8	-5.1
Unemployment Rate (%)	9.7	6.8
Participation Rate (%)	63.6	67.2
Indicators
Farm Cash Receipts	1.2	1.1
Housing Starts	0.3	-3.4
Manufacturing Shipments	7.0	3.1
Sawn Lumber Production	-4.7	-2.0
Consumer Price Index	2.4	2.2
[1] Per cent change unless otherwise indicated.

4   The New Brunswick Economy 2006

Overview

  The North American economies maintained their steam and continued to grow at a solid pace in 2005. The Canadian economy expanded 2.9% as strong business fixed investment helped compensate for a struggling manufacturing sector. Despite the devastating effect of the hurricanes, the US economy grew 3.5% on the strength of private fixed investment and personal consumption expenditures. In New Brunswick, real gross domestic product (GDP) accelerated 2.3% with the continuation of major construction projects and strong consumer spending.

  Higher commodity prices influenced New Brunswick’s manufacturing shipments and exports, with both registering increases that surpassed national rates. Capital investment reached an all-time high. Housing starts, farm cash receipts, retail trade, mineral production and port tonnage also reported increases.

  New Brunswick’s rate of inflation rose from the previous year but was the lowest increase among the Atlantic provinces. Tourism revenue held steady. The population was essentially unchanged from 2004.

  New Brunswick employment crept up to reach a record high in 2005. Gains in part-time employment were largely offset by declines in full-time work. The unemployment rate was pushed to its lowest level in 30 years, falling to 9.7%, while the participation rate edged down to 63.6% . The service sector fared better than the goods producing sector with respect to employment and wages and salaries.

  For 2006, economic growth in North America is expected to remain strong. In New Brunswick, real GDP is projected to advance 2.5% due to continued work on the Trans-Canada Highway, the construction of the Irving liquefied natural gas (LNG) terminal, the Point Lepreau refurbishment project and higher provincial government investment. Employment growth in the province is forecast to strengthen, resulting in an improved unemployment rate. Consumer inflation is expected to be comparable to the 2005 rate.

The New Brunswick Economy 2006   5

International Economy Still Strong

  The global economy continued its robust growth in 2005 but at a slower pace. A divergence in economic performance across world regions persisted, with North America and the emerging economies of Asia outperforming Europe and Japan. Solid expansion in the US and continued economic growth in China were the two drivers of the international economy. A revival in Japan’s performance also contributed to the world economy, despite higher energy prices.

US economy continues solid growth

  The US economy overcame a number of hurdles in 2005 and expanded 3.5%, despite the devastating effect of the hurricanes and feeble growth in the last quarter of the year. The solid economic performance was fuelled by gains in employment, surging corporate profitability and higher consumer spending.

  The US economy added 2.0 million jobs in 2005, the best showing in the job market since 2000. Consumer confidence continued its recovery from the effects of Hurricane Katrina while the unemployment rate fell to 5.1% from 5.5% in 2004.

  The US trade deficit widened to $723.6 billion (US) in 2005, putting significant stress on the value of the US dollar. The deterioration from the 2004 deficit of $617.6 billion (US) was, in part, a consequence of higher energy prices.

  Non-farm business unit labour costs increased 2.6% in 2005, more than in any year since 2000, while productivity increased 2.9%, the lowest in four years, reflecting a strengthening job market. The US housing market continued to be strong, sustained by still low mortgage rates.

  Record prices for gasoline and other fuels sent total inflation up to 3.4% in 2005, the fastest pace in five years. However, core inflation remained subdued despite rising energy costs, enabling the US Federal Reserve to increase interest rates at a modest pace.

  The manufacturing survey of the Institute for Supply Management showed economic activity in the sector expanded in 2005, as did the overall economy. The US manufacturing sector has been growing since June 2003.

Chinese economy vibrant

  The Chinese economy continued its solid expansion in 2005, despite government measures to curb investment in fixed assets. On the heels of 9.5% growth in 2004, real GDP grew by 9.9% in 2005, primarily due to surging exports.

  China’s foreign trade surplus soared to $101.9 billion (US) in 2005, more than triple the 2004 surplus. Investment in fixed assets increased 27.2%, while retail sales rose 12.9% .

  Given the appreciation of the Chinese yuan, which increased 1.0% against the US dollar in 2005, the People’s Bank of China took steps toward further flexibility in its foreign exchange market.

6 The New Brunswick Economy 2006

Japanese economy strengthens

  The Japanese economy continued its recovery in 2005. Real GDP grew by 2.8%, supported by strong private consumption, non-residential investment and increased exports. The increase in consumption reflected better employment conditions and improved wages, while strong foreign demand influenced the rise in exports.

  Private non-residential investment increased considerably due to the high level of corporate profitability and the expansion in domestic and external demand. Private residential investment showed some strength late in the year. Public investment basically trended downward.

  Consumer confidence rose further in 2005, encouraged by optimism regarding the health of the Japanese economy. In the labour market, the unemployment rate followed a moderate descent until year-end, when it edged higher due to a rise in the number of persons who voluntarily left their jobs.

  The yen was down about 1.5% against the US dollar in 2005. The Bank of Japan official discount rate remains at its September 2001 level of 0.1% .

Euro zone economy slows

  Overall economic activity in the euro zone slowed in 2005 with growth of  1.3%, down from the 2.1% pace seen in 2004. Economic growth in Germany (the largest economy in the zone) and in France was primarily due to exports and investment, while strong consumer spending powered growth in Spain.

  The unemployment rate in the zone declined to 8.6% in 2005 from 8.9% in 2004, while the Harmonized Index of Consumer Prices (HICP) edged up marginally. Overall consumer confidence improved further.

  The European Central Bank (ECB) asserted its independence in response to mounting inflationary pressures, by raising interest rates by 25 basis points to 2.25% in December, the first upward swing in five years.

Global strength to continue in 2006

  The global economy is expected to continue its robust pace in 2006, with the two drivers, the US and China, maintaining their momentum throughout the year. The International Monetary Fund is calling for global growth of 4.3% in 2006. Economic growth is projected to moderate in the US (+3.3%), China (+8.2%) and Japan (+2.0%), and accelerate in the euro zone (+1.8%) .

  A potential pandemic such as avian flu could also have a profoundly negative effect on world economies in 2006.

The New Brunswick Economy 2006 7

Monetary Policy Tightened

  The Bank of Canada remained on the sidelines, holding its lending rates at 2.5% for the first eight months of 2005 before tightening its grip in September. The Bank has been raising its target overnight rate slowly since then, citing the need to bring monetary stimulus to a more neutral level given the strength of the Canadian economy.

  With the Canadian economy operating at full capacity, the Bank of Canada raised its key interest rate by 25 basis points in January 2006, despite risks associated with a new minority government and stable core inflation.

  The string of rate increases is expected to fade in the first half of 2006, with adjustments in the latter half of the year dependent on the US Federal Reserve and the appreciation of the Canadian dollar.

  The Canadian dollar averaged 82.53 cents (US), up 7.4% against the US currency. The Chinese yuan increased 1.0% and the euro was up 0.3% . Other major currencies fell against the US dollar in 2005, with the Japanese yen down 1.5% and the British pound down 0.6% .

  The US Federal Reserve raised its target rate eight times in 2005 in light of potential inflation pressures, by 25 basis points each time, to bring the Federal Funds rate to 4.25% by the end of the year.

  The Bank of England held rates steady at 4.5% in 2005, while the European Central Bank raised its interest rates in December for the first time in five years, to 2.25% from a six-decade low of 2%.

Canada Economic Indicators Growth Rates[1], 2004 to 2006
	2004	2005	2006[2]
Gross Domestic Product (GDP)	6.1	6.1	5.4
GDP (real)	2.9	2.9	3.0
Employment	1.8	1.4	1.4
Unemployment Rate (%)	7.2	6.8	6.6
Consumer Price Index	1.9	2.2	1.9

[1] Per cent change unless otherwise indicated.
[2] Projections – Private Sector Consensus

8 The New Brunswick Economy 2006

Canadian Economy

GDP Growth Unchanged in 2005

  The economy continued to adjust to the significant structural change brought about by soaring raw material prices and the ensuing appreciation of the Canadian dollar. Real GDP advanced 2.9% in 2005, the same pace as in 2004. Economic activity was led by business fixed investment, facilitated by higher corporate profits and cheaper capital imports.

  With sizeable gains in the last quarter of 2005, overall employment pushed ahead 1.4% (+222,700), somewhat weaker than growth a year earlier. The proportion of the employed working-age population remained unchanged compared to 2004 (at 62.7%), while the unemployment rate improved to 6.8%, down from 7.2% the previous year.

  The Canadian dollar appreciated further in 2005, despite flat interest rates in the first eight months of the year. While the resource and construction sectors boomed, especially in the West, Canadian manufacturers shed about 85,000 jobs as they contended with competition from emerging countries, higher energy and raw materials costs and the currency’s appreciation.

  Retail sales were up 6.1% in 2005, compared to 4.7% in 2004. Boosted by automotive incentive programs offered in 2005, new motor vehicle sales increased 3.5%, the first increase in three years.

  Household spending was a pillar of strength in the Canadian economy, encouraged by considerable gains in household net wealth, low mortgage rates and a promising labour market. Sales of existing homes shattered records again in 2005, with average prices and volumes both hitting new highs. Housing starts decreased 3.4% from 2004 but still recorded the second highest level in 18 years.

  Residential construction investment slowed markedly in 2005 compared to the previous year, but still grew at a solid pace. Business investment reached a new peak, supported by higher investment in both non-residential construction and machinery and equipment.

  In the financial markets, the resource-dominated TSX/S&P Composite Index climbed for a third straight year (+21.9%), outpacing its main US counterparts in 2005, thanks mostly to the energy and metal and mining sectors.

  Canada’s international trade sector held back growth yet again in 2005, as imports (+7.0%) grew at a pace three times that of exports (+2.3%) .

The New Brunswick Economy 2006 9

GDP Growth to Advance in 2006

  The Canadian economy should strengthen marginally in 2006, powered by strong domestic demand. Rising wages and better jobs are expected to keep consumer confidence elevated. The waning impact of a strong Canadian dollar in concert with a healthy US economy will also fuel growth. Accordingly, private sector forecasters expect Canada will see growth averaging 3.0% in 2006 with top performances from Newfoundland and Labrador, Alberta and British Columbia.

  Employment growth is expected to remain essentially unchanged from 2005, while the unemployment rate is anticipated to fall modestly. Even so, rising interest rates and high energy prices will slow consumer spending.

  New housing investment is expected to fall, while business non-residential investment will be sustained by booming corporate profits and the belief that commodity prices will remain high. However, sizzling housing starts in January might suggest a better-than-expected year.

  The Canadian dollar is expected to increase in value in 2006 due to rising commodity prices and growing expectations of monetary tightening. With the dollar climbing, trade is still expected to act as a drag on growth.

  The most recent case of BSE discovered in Alberta in late January might also have a dampening effect on the Canadian performance.

New Brunswick Economic Indicators Growth Rates[1], 2002 to 2006
	2002	2003	2004	2005	2006[2]
Economic Accounts
Gross Domestic Product (GDP)	2.3	4.9	3.6	3.9	4.0
Personal Expenditures	5.6	3.5	4.4	4.3	4.7
Government Current Expenditures	5.3	4.6	4.2	5.2	4.4
Gross Fixed Capital Formation	4.6	11.5	7.3	8.6	1.6
GDP (real)	4.4	1.7	2.0	2.3	2.5
Income
Personal Income	2.3	3.1	2.8	2.9	3.5
Labour Income	4.2	4.8	2.3	3.5	4.2
Corporate Profits Before Taxes	-2.9	0.7	23.1	0.4	5.5
Population and Labour Market
Total Population (July 1)	0.1	0.1	0.1	0.0	0.0
Labour Force	2.8	0.1	1.5	0.1	0.4
Employment	3.9	0.0	2.0	0.1	0.8
Unemployment Rate (%)	10.2	10.3	9.8	9.7	9.4
Participation Rate (%)	63.4	63.2	63.9	63.6	63.6
Other
Consumer Price Index	3.4	3.4	1.5	2.4	2.4

[1] Per cent change unless otherwise indicated.
[2] Projections – NB Finance

10 The New Brunswick Economy 2006

New Brunswick Economy GDP Growth Accelerates in 2005

  The Department of Finance estimates that New Brunswick’s economic growth accelerated in 2005, growing at a rate of 2.3% compared to 2.0% in 2004. Private sector forecasters anticipate a similar rate of growth for 2005, with the provincial economy expanding an average of 2.4% .

  The job market remained essentially stable in 2005, registering a marginal increase of 0.1% or 400 jobs. Significant job losses in manufacturing more or less offset gains in the service sector. Nonetheless, marked employment increases were evident in the trade, public administration, education, information and cultural, and transportation industries. Despite the flat job market, labour income advanced 3.5%, thanks to more working hours and higher wages.

  New Brunswick’s manufacturing sector experienced some difficulty, faced with a higher Canadian dollar, increased energy costs and greater global competition. As a result, most manufacturing industries suffered employment losses during the year. The wood products industry was a noticeable exception, however, displaying an increase of 700 jobs.

  Strong global demand yielded higher prices for a number of commodities important to the provincial economy, including pulp, newsprint, refined petroleum products and zinc. This in turn contributed to an overall increase in manufacturing shipments (+7.0%) and foreign exports (+13.0%) .

  Higher consumer spending is one of the main reasons for the improved performance in 2005, with retail sales increasing 5.3% thanks largely to greater disposable income. Incentives in the automobile industry pushed up new car sales in June and July. However, deteriorating sales later in the year resulted in a third consecutive annual decline.

  Despite the end of the Coleson Cove refurbishment, capital spending in the province rose again in 2005, supported by continued work on the Trans-Canada Highway, the Point Lepreau refurbishment project and additional investment in manufacturing, information and cultural industries, public administration and the housing sector. Overall, investment reached $4.6 billion, a 5.5% increase over 2004 and the highest level on record.

  Residential investment rose 2.9% in 2005, reaching yet another record. Construction of new dwellings, renovation activity and the resale market all remained very active during the year. Housing starts increased slightly to 3,959 units, up 0.3% from 2004.

The New Brunswick Economy 2006 11

GDP Growth to Further Improve in 2006

  New Brunswick’s economic growth is expected to accelerate further in 2006, as construction of the Irving liquefied natural gas terminal in Saint John enters its first full year. The Department of Finance is forecasting real GDP to advance 2.5% for 2006, in line with the average growth rate anticipated by private sector forecasters, whose projections fall within the 2.2% to 3.0% range.

  Investment will again be an important driver of growth with three major projects currently underway in the province: the twinning of the Trans-Canada Highway between Fredericton and Saint-Léonard, the construction of the LNG terminal at Irving Canaport in Saint John and the refurbishment of the Point Lepreau nuclear power plant. The provincial government will also contribute to the overall increase in capital spending.

  Residential investment will start to decline as the Bank of Canada continues to increase interest rates. Consequently, both housing starts and residential investment will decrease in 2006, yet continue to remain at historically high levels.

  Real income gains will be constrained by continued high energy costs, pushing the Consumer Price Index increase close to 2.4% in 2006, on par with the increase in 2005.

  Faced with high energy prices and a stronger Canadian dollar, the non-energy manufacturing sector will face another difficult year. Also affecting the province’s lumber industry will be the faltering North American housing market. At the same time, the province’s metal products producers will benefit from the continued strength in global demand for base metals.

  Considering these developments, the labour market will continue to expand, with most of the job growth coming from the construction industry and the service sector. Growth in the job market will lead to an acceleration of consumer spending, which is expected to increase 4.7% .

12 The New Brunswick Economy 2006

Population Stable

  As of July 1, 2005, New Brunswick’s population was estimated at 752,006, essentially unchanged from a year ago. Canada’s population rose 0.9% on a year-over-year basis, edging down just slightly from the rate of growth experienced a year earlier. The national population stood at just over 32 million people.

  Between July 1, 2004 and June 30, 2005, New Brunswick’s population was estimated to have declined by 72 people. Interprovincial migration during this time showed that people leaving New Brunswick for other parts of Canada (primarily Ontario and Nova Scotia) exceeded those coming to the province by 1,650, more than double the net outflow estimated the previous year (-760).

  With immigration increasing from the previous year, and the number of net non-permanent residents in the province remaining strong, net international migration was pushed up to its highest level in 25 years (+1,001).

  The natural increase (the number of births minus the number of deaths) fell to its lowest level ever (+577) with 63 fewer births and 128 more deaths in the province from the previous year.

  According to Statistics Canada’s medium-growth scenario, little change is anticipated in New Brunswick’s population for 2006.

Median Age Over 40 Years

  The median age of New Brunswick’s population reached 40.3 years in 2005, 1.8 years older than the national average of 38.5 years. Men in the province were younger than women, with a median age of 39.2 years compared to 41.2 years. Females outnumbered their male counterparts and maintained a slightly larger share of the total population (50.6% vs 49.4%) .

  New Brunswick’s population distribution in 2005 continued to fall in the younger age groups, to 16.2% for children 0-14 years and 13.3% for youth aged 15-24 years. The concentration of young adults 25-34 years also exhibited a declining share, falling to 13.0% .

  Persons aged 35-49 years, containing the youngest baby boomers, represented 23.8% of the total population, roughly the same proportion as a decade ago.

  Pre-seniors aged 50-64 years are the fastest growing group of the working-age population. Thanks to the impact of the oldest baby boomers, they increased their share to 19.8% .

  Seniors aged 65 years and over accounted for just under 14% of the provincial population in 2005; the proportion of young seniors (65-79 years) comprised 10.0% of the total population, while older seniors (80 years and over) made up 3.9% .

The New Brunswick Economy 2006 13

Record Employment

  The number of employed in New Brunswick edged up modestly in 2005 to reach a record high of 350,500. Annual employment finished the year 400 above the 2004 level, an increase of 0.1% . Nationally, employment slowed to 1.4%, down from the previous year’s growth of 1.8% .

  Women benefited from the overall net gains, given that total employment for men was unchanged. Job growth was concentrated in part-time employment, which advanced 3.1% . Full-time employment, which accounts for 84% of all jobs in New Brunswick, suffered all the job losses (down 0.4%), with men and women both losing an equal number of jobs. The proportion of New Brunswick’s working-age population holding a job fell to 57.4% in 2005, down slightly from 57.6% in 2004.

  The youngest and the oldest workers in the province benefited from employment gains in 2005. Youths 15-19 years of age and older adults aged 45-64 years saw increases of 300 and 2,100 respectively. Persons aged 20-24 years lost two-thirds of their gains from the previous year, while those 25-44 years of age lost 600 jobs.

  New Brunswick’s participation rate lost some ground in 2005, edging down to 63.6% from the preceding year’s all-time high of 63.9% . Nationally, the participation rate stood at 67.2% .

  Employment is projected to rise modestly in 2006.

Employment Growth in Service Sector

  Job growth in New Brunswick in 2005 was concentrated in the service sector, with employment increasing by 7,500, nearly double the gains registered in 2004. The goods producing sector suffered notable job losses, declining by 6,900 and eliminating all the increases from the previous two years.

  Employment increases were apparent in six of the 11 service industries. Trade and public administration spearheaded growth, adding 4,100 and 2,500 jobs respectively to the economy. Also contributing healthy gains were educational services (+1,600), information, culture and recreation (+1,400), and transportation and warehousing (+1,100). Accommodation and food services added a further 600 jobs. Of the five remaining industries, the most significant job losses were evident in health care and social assistance (-1,300) and professional, scientific and technical services (-1,000). The other three sectors suffered declines under 1,000 each.

  Major job losses in manufacturing (-6,000) had a severe impact on the goods producing sector. Construction (-800), utilities (-300) and natural resources (-100) also faced employment declines. Agriculture was the only industry to report employment growth, rising by 100.

  In 2005, the service sector employed 274,300 people and the goods producing sector 76,300.

14 The New Brunswick Economy 2006

Single-digit Unemployment Rate

  For the second year in a row, the annual unemployment rate was below 10%. In 2005, New Brunswick’s unemployment rate fell to 9.7%, the lowest level in 30 years. Canada’s jobless rate averaged 6.8%, down from 7.2% in 2004.

  Provincial unemployment stood at 37,700 (-0.8%), the fewest number of unemployed since 2000. Males, who comprise more than 61% of the unemployed, saw their level rise to 23,200 (+2.2%), while unemployment among females declined to 14,500 (-5.2%) . Nationally, the unemployment level decreased 5.1% .

  The unemployment rate for women improved in 2005, falling to a record low of 7.8% and marking the seventh consecutive year of single-digits. This was well below the 11.4% unemployment rate reported for men.

  The stubbornly high unemployment rate for teenagers 15-19 years of age improved in 2005 following increases in each of the two previous years. The unemployment rate for 25-44 year olds also improved, falling below 9%. Unemployment rates deteriorated for young adults aged 20-24 years as well as for people 45-64 years of age.

  A further reduction in the unemployment rate is expected in 2006.

Employment Gains Concentrated in Three Regions

  Employment gains were realized in three regions of the province, Campbellton-Miramichi (+600), Fredericton-Oromocto (+200) and Saint John-St. Stephen (+100). The remaining two areas reported declines; Moncton-Richibucto lost 200 jobs while Edmundston-Woodstock lost 300.

  Two regions of the province experienced improvements in their unemployment rates. Campbellton-Miramichi, which maintains the highest rate, enjoyed the largest drop, with its unemployment rate falling to 14.8%, a low not seen since 1996. Saint John-St. Stephen reported the lowest rate in the province at 7.9% . The unemployment rates in Edmundston-Woodstock, Fredericton-Oromocto and Moncton-Richibucto deteriorated from the previous year, but all stood at 9% or below.

  Labour force participation deteriorated in all but one region, Campbellton-Miramichi. Recognized with the lowest participation rate province-wide, its rate edged up 0.2 percentage points to 57.7% . The Moncton-Richibucto area suffered the biggest hit (falling 0.7 percentage points to 66.8%), but remained above the provincial average of 63.6% .

The New Brunswick Economy 2006 15

Manufacturing Shipments Rise

  The value of shipments from New Brunswick manufacturers rose to a record $15.1 billion in 2005, a 7.0% increase over 2004 and above the national increase of 3.1% . A 24.6% jump in shipments from the residual1 component was entirely responsible for the higher provincial total, as all other components suffered declines.

  Employment in the manufacturing sector averaged 35,900 in 2005, a 14.3% decline over 2004. Lower employment was reported in the food, paper, furniture, textile and petroleum and coal products industries; higher employment was reported in the wood products, fabricated metal and chemical industries. The manufacturing sector represents over 15% of provincial GDP.

  Lower shipments were reported for all paper industries and most wood products industries, with the wood container and pallet manufacturing industry registering the only increase.

Farm Cash Receipts Growing

  In 2005, New Brunswick’s farm cash receipts rose 1.2% . The increase came entirely from livestock receipts (+0.9%), as crop receipts declined 0.5% . Higher receipts for cattle and calves, and dairy products were more than sufficient to offset lower receipts for hogs and poultry. Potato receipts, which represent about 43% of crop receipts, decreased 11.2% . Nationally, farm cash receipts increased 1.1% .

  New Brunswick exported fish and fish products worth $819.1 million in 2005, an increase of 1.4% over 2004.

  For 2004, overall commercial fish landings increased 7.1% in value to $191.1 million, as a surge of 68.4% in queen crab was more than adequate to offset decreases in lobster, herring and sea urchin. Volume-wise, total landings of 117.8 thousand metric tonnes were 7.8% below the 2003 level, with lower catches of herring, alewife and lobster not sufficiently compensated by increases in queen crab, shrimp and cod.

  Sales of New Brunswick aquaculture products in 2004 totalled $252.0 million (down 7.6% from 2003) and accounted for roughly 38% of national aquaculture revenues. Lower production and exports, weak prices and a strengthened Canadian dollar adversely affected revenues. New Brunswick is the second largest aquaculture-producing province, behind only British Columbia.

  In 2005, St. George-based Cooke Aquaculture announced the acquisition of Heritage Salmon, as well as the east coast operations of the Norwegian-based Stolt Sea Farms. The purchase secures the company as the primary producer of all farmed salmon for Maine and about 70% of farmed salmon for New Brunswick.

  Agriculture, fishing and hunting industries represent over 2% of the province’s GDP. Food products represent about 16% of provincial manufacturing shipments.

1 The residual component comprises diverse small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting.

16 The New Brunswick Economy 2006

Inflation Climbs

  The Consumer Price Index (CPI) for New Brunswick rose 2.4% in 2005, higher than the previous year’s annual increase of 1.5% and slightly above the national average of 2.2% . The provincial result, however, was the lowest rate of inflation among the Atlantic provinces.

  Consumer prices in the province rose in seven of the eight major components of the CPI. The greatest impact came from shelter and transportation, with growth of 4.2% and 3.8% respectively. Food (+2.8%) and alcoholic beverages and tobacco products (+2.1%) also exerted upward pressure, while modest increases were registered in household operations and furnishings (+0.5%), recreation, education and reading (+0.6%) and health and personal care (+0.8%) . Clothing and footwear (-1.0%) was the only component to report a decline, with prices falling for a fourth consecutive year.

  In 2006, the New Brunswick CPI is expected to increase at a rate similar to 2005.

Paper Products Struggling

  Faced with a number of challenges, several pulp and paper manufacturing plants were idled in 2005. As a result, manufacturing shipments of paper and allied products dropped to $1,656.9 million, a 23.6% plunge over 2004.

  In 2005, employment in the paper industry decreased by 1,900, to 4,200. The paper manufacturing industry represents just under 4% of provincial GDP.

  Due to production disruptions in 2005, shipments from pulp mills and paper mills both fell substantially, by 37.8% and 19.5% respectively. Shipments from paperboard mills and converted paper mills also declined, falling 6.1% in the former and 0.3% in the latter.

  In 2005, the Aditya Birla Group – Tembec pulp mill in Nackawic remained closed. It reopened its doors in January 2006, and is expected to employ 275 people when it is up and running at full capacity. Smurfit-Stone Containers permanently closed its Bathurst pulp mill and containerboard factory, putting 267 employees out of work. Fraser Papers announced the sale of its paperboard mill in Edmundston, resulting in the loss of 98 jobs. The prolonged eight-month labour dispute at the UPM-Kymmene Miramichi paper mill came to an end with a new agreement between the company and the union being reached. In February 2006, the mill began a three-month shutdown.

  Prices in US dollars for market pulp and newsprint rose in 2005, the third consecutive annual increase for both commodities. Newsprint prices increased approximately 11% while pulp prices edged up 1%.

The New Brunswick Economy 2006 17

Wood Products Experience Difficulty

  Manufacturing shipments from the wood products industry totalled $1,841.0 million in 2005, a 7.3% drop over 2004. With the exception of the wood container and wood pallet manufacturing industry, all other wood products industries reported declines. Production of sawn lumber declined 4.7% to 3,797.0 thousand cubic metres.

  Wood product industries represent approximately 3% of New Brunswick’s GDP, while forestry and logging represent over 2%. Employment in the wood product industry increased 700 to 8,300 in 2005, while employment in the forestry and logging and related services industry declined 500 to 5,200.

  In June, the Province announced new objectives for Crown land management. These objectives will be in place for the next five years and include continuance of its previously established harvest rate, which includes a gradual increase of the wood supply by about 25% over the next 35 to 40 years. A Task Force has been established to explore new Crown land objectives for 2012 and beyond.

  In July, the Supreme Court of Canada ruled that New Brunswick’s First Nation communities did not have commercial rights to cut wood on Crown lands. Nonetheless, the Province said it would maintain its forest management agreements with the province’s 15 First Nations communities, which currently provides them with 5.3% of the softwood annual allowable cut.

  After making strong gains in 2004, lumber prices declined in 2005 despite continued strong demand for residential construction south of the border. Housing starts rose 5.7% in the US but declined by 3.4% in Canada.

  In the softwood lumber dispute, litigation continued before both the World Trade Organization (WTO) and the North American Free Trade Agreement (NAFTA) panels. Despite a NAFTA Extraordinary Challenge Committee’s unanimous decision in favour of Canada, the US Trade Representative indicated it would have no impact on the anti-dumping and countervailing duty orders. As a result, Canada cancelled negotiations with the US scheduled for August, and in September the US Coalition for Fair Lumber Imports launched a constitutional challenge of the NAFTA dispute settlement system. In December 2005, the US Department of Commerce lowered the anti-dumping rate to 2.25% and the countervailing duty, from which Atlantic Canada softwood exporters are exempt, to 8.4% .

18 The New Brunswick Economy 2006

Capital Investment Higher

  Capital investment in New Brunswick reached $4.6 billion in 2005, a 5.5% increase over 2004. The increase came from the private sector, which represented over 76% of total capital investment in 2005.

  Private sector capital investment increased 9.2% in 2005, with higher investments in non-residential construction (+14.3%) and machinery and equipment (+13.5%) . Capital spending from the public sector fell 4.6% in 2005, following double-digit gains in the past couple of years. Investment by the provincial government increased in 2005.

  A number of noteworthy investment projects were carried out in 2005. In Shediac, the construction of a $30-million residential and commercial centre got underway; construction of a new 70-bed hospital in Waterville began; Wal-Mart opened a new store in Woodstock creating over 100 jobs; and Atcon Plywood completed a $25-million plywood mill near Miramichi adding 60 jobs. The twinning of 130 kilometres of the Trans-Canada Highway between Fredericton and Saint-Léonard continued and the New Brunswick government provided $20 million in infrastructure funding to the province’s four universities.

  In Saint John, Irving Oil completed the final phase of the $150-million low-sulfur fuels refinery project; the three-year, $220-million upgrade to the Irving Paper mill wound down; the initial phase of construction began on the $750-million LNG terminal; and the refurbishment of the Point Lepreau generating station was initiated.

  Residential construction investment growth slowed in 2005 but still achieved another record year, totalling $1,329.0 million, a 2.9% increase over 2004. The increase is mostly due to a 37.6% surge in the construction of new multiple units. Nationally, residential construction investment grew 5.7% . In 2005, provincial housing starts increased slightly to 3,959 units, a 0.3% gain from the 2004 level.

  Non-residential building construction investment increased 22.1% in 2005, as gains in the industrial (+8.8%), commercial (+7.2%) and institutional and governmental building (+67.5%) components were recorded.

  Employment in the construction industry fell 4.1% over the previous year to stand at 18,600 in 2005. Construction industries represent over 6% of total GDP for New Brunswick.

The New Brunswick Economy 2006 19

Foreign Exports Hit Record High

  The value of foreign exports of goods originating from New Brunswick exceeded $10 billion in 2005, an increase of 13.0% over 2004. This reflected, primarily, a higher price for refined petroleum in the second half of the year.

  The bulk of the overall gain can be attributed to increases in energy products, which rose 38.1% . Higher exports of industrial goods and special transactions also contributed to the growth. The remaining five commodity groups reported declines, with the biggest impact resulting from lower exports of forestry products (-19.9%) .

  Lower exports of agriculture and fishing products (-0.4%) resulted from declines for a number of commodities, particularly potatoes (-7.4%), shrimp (-18.4%) and crab (-18.3%) . Foreign exports of pork appreciated quite substantially, while lobster exports were also up.

  Energy products (57.9%), forestry products (16.5%) and agriculture and fishing products (12.0%) represent over 86% of the province’s foreign exports.

  Over 90% of the province’s foreign exports are destined to the US markets. Japan and the Netherlands follow, each with 0.8% .

Mining Production Still Strong

  New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2005, the overall value of mineral production was estimated to total $874.9 million, a 12.4% increase over 2004.

  The value of metallic mineral production in 2005 was $564.8 million, up 11.2% from 2004. The metals sector accounts for 64.6% of the total value of mineral production. The value of zinc production rose 18.2% while the value of lead production declined 0.4% . The volume of production of these two primary metals in the province was similar to the 2004 levels.

  Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $310.0 million, a 14.5% rise from 2004. The non-metals sector is influenced primarily by potash.

  Employment in the mining and oil and gas extraction industry rose to 3,800 in 2005, an increase of approximately 300 from 2004. The sector represents slightly more than 1% of provincial GDP.

  Miramichi-based Slam Exploration Ltd. reported that drilling results from its Nash Creek property (near Bathurst) warrant additional work that could possibly lead to a future mining operation. Junior mining company First Narrows Resources announced the discovery of a new zone of copper-polymetallic feeder mineralization. Freewest Resources announced the discovery of a new gold zone at the Clarence Stream property south of Fredericton.

  Mining exploration spending in the province reached $8.8 million in 2005, down from $13.4 million in 2004. The three-year, $15-million grant program for the Bathurst Mining Camp entered its third year. Slam Exploration Ltd. will contribute 50% of the funding with an in-kind contribution from Noranda, and the Province will provide the remainder. Slam has already raised the initial $7.5 million.

20 The New Brunswick Economy 2006

Technology and Communication Broadens Service

  Employment in technology and communication averaged 48,600 in 2005, similar to the previous year. This group accounts for almost 9% of New Brunswick’s GDP. Average weekly earnings ranged from $331.66 for business support services (including customer contact centres), to $878.37 for information and cultural industries, to $1,065.19 for computer systems design and related services.

  In March 2005, an agreement was signed by the Province, the federal government and Aliant to invest $44.6 million to increase high-speed Internet connections. Access is currently available to 90% of New Brunswickers, 95% of businesses, and all regional health centres, business parks and First Nations communities. Aliant also opened a new $2-million innovation centre in Saint John to test new products for small and medium-sized businesses.

  Rogers Cable continued to improve its service and to introduce new products in New Brunswick. Plans for 2006 include the launching of its home phone service. Rogers Media established new FM radio stations in Moncton and Saint John. Currently, Rogers has over 1,000 employees in the province.

  In 2005, new funding to sustain the NRC-IIT e-Business unit in Fredericton and two satellite offices was provided. Three research groups (e-Government/e-Citizen, Human Web and Internet Logic) and the Industrial Partnership Facility are located in Fredericton, while the other research groups are e-Learning in Moncton and e-Health in Saint John. Currently, there are over 60 staff, invited guest workers and advanced students accessing the New Brunswick locations.

  Other positive developments in the information technology sector included new contracts, projects, products and/or expansions for Aernet Wireless, Ambir Technology, AnyWare Group, Barrett Xplore Inc., DecisionMed Inc., PulseLearning Ltd., Remsoft, Skillsoft, Spielo, Trinity Enterprises Inc. and Whitehill Technologies.

  Several customer contact centres announced new jobs or future expansion plans including: Asurion, Cendant Canada Inc., ClientLogic, Connect North America, Minacs, Nucomm International, SalesBridge Canada, SNC-Lavalin ProFac, Stream, Teletech and Virtual Agent Services. These announcements more than offset the closure of Archway Marketing Services. In addition, Statistics Canada will establish a centre in Moncton for a four-month period to assist Canadians in filling out their 2006 census questionnaires. The industry has more than 100 companies and employs over 20,000 contact centre workers in New Brunswick.

The New Brunswick Economy 2006 21

Utilities Continue to Expand

  While total electric power generation in the province declined 2.6%, exports jumped 30.9% in 2005. National electric power generation increased 4.4% . The utilities sector (electric power, natural gas, water and sewage) represents 3% of New Brunswick’s GDP.

  In July 2005, NB Power announced it would proceed with the refurbishment of the Point Lepreau generating station with Atomic Energy of Canada Limited (AECL) as the general contractor. Since then, AECL opened an office in Saint John with about 20 employees. Total cost of the project (including the purchase of replacement electricity) is $1.4 billion, with completion expected by March 2008.

  NB Power implemented a 3.0% rate increase effective July 7, 2005 and currently has an application before the PUB for a rate increase in 2006-2007. The application is largely based on the significant increase in fuel prices. Following its Expression of Interest for an additional 400 megawatts of wind-powered generation, NB Power received submissions from several developers in December 2005. The utility hopes to complete negotiations with successful bidders by the spring of 2006. In addition, NB Power and Bangor Hydro are finalizing a construction commitment agreement to build a second power line linking New Brunswick to Maine. This multimillion-dollar project is expected to begin in 2006.

  Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province, including the addition of Riverview. In late 2005, there were 4,500 customers using natural gas, up from 3,000 in 2004. Consumption of natural gas in the province increased 14.4% in the first seven months of 2005, compared to the same period the year before.

  Improvements to water systems, wastewater systems and/or sewage treatment plants worth over $40 million were announced for several communities in 2005, including Bathurst, Campbellton, Clair, Hartland, Minto, New Maryland, Rivière-Verte, Saint-Antoine, Saint-François, Saint John and Woodstock.

  The Energy Efficiency and Conservation Agency of New Brunswick is an independent Crown corporation that was established in 2005. The agency recently announced the New Brunswick Existing Homes Energy Efficiency Upgrades Program, which will provide just under $4 million in the form of interest-free loans or HST rebates to homeowners who make energy-efficient improvements to their residences.

22 The New Brunswick Economy 2006

Transportation Sector Attains New High

  In 2005, employment in the New Brunswick transportation sector increased 5.5% to a record level of 21,200 with strongest growth displayed in the trucking component. Transportation and warehousing accounts for almost 6% of provincial GDP.

  The port of Saint John reported total tonnage in 2005 reached a high of 27.5 million tonnes (+4.8%) with increases in both incoming (+2.2%) and outgoing (+7.8%) traffic. The petroleum sector rose 7.5% and container traffic increased 2.9% . Forest products declined 62.8% due to the closure of the St. Anne-Nackawic mill. Over 90,000 passengers on 37 cruise ships visited the port; 28 ships with over 70,000 passengers are expected in 2006. A $2-million state-of-the-art gangway was installed for the cruise ships in 2005 and another $2 million is planned for capital improvements in 2006.

  Site preparation work got underway for the $750-million LNG terminal at Irving Canaport in Saint John. It is estimated that marine services for the LNG tankers will be at least $3.6 million per year.

  The Belledune Port Authority handled 2.2 million tonnes of goods in 2005, an increase of 2.3% over 2004. They acquired roughly 35 acres of land for future expansion and have budgeted almost $1.9 million for capital investment in 2006.

  The Greater Moncton International Airport reported a new record as it welcomed over 535,600 passengers in 2005, a 7.2% increase over 2004; aircraft movements were up 3.9% . The Greater Fredericton Airport continued renovating its terminal and announced the addition of an $809,000-pavilion that will better serve military flights and customs operations. Aircraft movements increased 11.8% in Fredericton, while the Saint John Airport reported aircraft movements were stable (+0.1%) .

Wages and Salaries Continue to Increase

  In 2005, New Brunswick wages and salaries were up 3.5% from 2004. The national increase was 5.4% . Growth was higher for the service sector (+4.9%) than the goods producing sector (-0.1%) for the province.

  With the exception of manufacturing (-5.2%), all major industry categories reported increases. Of the 14 reporting gains, double-digit growth was evident in information and cultural industries (+11.7%) and federal government public administration (+10.6%) . Construction (+7.1%), health care and social assistance (+7.0%), finance, real estate and company management (+5.5%) and provincial public administration (+5.3%) all saw growth of more than 5%.

  More than 60% of wages and salaries are captured in the categories of professional and personal services industries (14.6%), trade (12.7%), manufacturing (11.9%), public administration (11.6%), and health care and social assistance (11.4%) .

  Average weekly earnings in 2005 ranged from $292.22 in accommodation and food services, to $461.70 in retail trade, to $647.82 in health care and social assistance, to $762.78 in manufacturing, to $854.19 in professional, scientific and technical services. Overall average weekly earnings advanced 3.6% to $662.92, representing 91.1% of the national average of $727.38.

The New Brunswick Economy 2006 23

Retail Trade Growth Robust

  New Brunswick’s retail trade rose 5.3% in 2005, the strongest increase since 1999. Provincial employment in the sector increased to 45,800, a 5.3% rise from 2004. This group accounts for more than 6% of provincial GDP.

  Eleven of the 15 published store types in the province reported positive sales growth, with double-digit gains in gasoline stations, home and electronics and appliance stores, and sporting goods, hobby, music and book stores. Considerable declines were observed in furniture stores, and specialized building materials and garden stores.

  Despite generous incentives, new motor vehicle sales continued their downward trend in 2005, falling for a third consecutive year. The value of new vehicle sales decreased 3.7% while the number of new vehicles sold was down 0.8% .

  Wholesale trade declined 7.2% in 2005, on the heels of modest decreases in both 2003 and 2004. Employment in this industry jumped 17.0% to 12,400. This sector represents less than 5% of New Brunswick’s GDP.

  Positive developments announced in 2005 involve new or expanded facilities for A.L.P.A. Equipment, Atlantic Superstore, Bejewel, Co-op, Giant Tiger, Hardman Group, HMV, Home Depot, Home Hardware, Kent Building Supplies, Michaels Stores, NB Liquor, Pinacle Stainless Steel, Plazacorp, Running Room, SAAN Stores, Sears, Sobeys, Wal-Mart and Winners. As a result, several communities in the province will benefit.

Accommodation and Food Services Has Mixed Results

  In 2005, employment for accommodation and food services in New Brunswick increased 2.8% to 22,200, following declines in the preceding two years. Average weekly earnings showed an increase of 5.5% to $292.22. The sector represents roughly 2% of provincial GDP.

  Provincial hotels and other lodgings reported an average July-August occupancy rate of 71.5% in 2005, similar to the year before. At the same time, the number of rooms available increased 2.0% . The accommodation sector benefited from new projects and upgrades worth more than $16.5 million in several communities.

  Receipts for restaurants, caterers and taverns fell 4.7% in 2005, compared to the previous year. The national increase was 3.6% .

  For 2005, tourism revenues are expected to hold steady at $1 billion. The season was highlighted by a special campaign encouraging New Brunswickers to enjoy their “own backyard” by taking advantage of special two-for-one promotions. Preliminary indicators suggest that many tourism operations enjoyed increased visitation by New Brunswick residents.

  In other developments, Moncton welcomed an estimated 85,000 people to a Rolling Stones concert and Saint John became the home to a new Quebec Major Junior Hockey League team. In 2005, new tourism investments totalling $3.8 million were undertaken in Caraquet, Miscou Island and Saint Andrews.

24 The New Brunswick Economy 2006